                                                                     Exhibit 2.1

                          AGREEMENT AND PLAN OF MERGER

                                      AMONG

                              GLASSTECH HOLDING CO.

                                GLASSTECH SUB CO.

                                       AND

                                 GLASSTECH, INC.

                               DATED JUNE 5, 1997


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

                                TABLE OF CONTENTS
                                -----------------

                                                                                                               Page
                                                                                                               ----

1.       The Merger.............................................................................................  1
         1.1      The Merger....................................................................................  1
         1.2      Consummation of the Merger....................................................................  1
         1.3      Effects of the Merger.........................................................................  1
         1.4      Certificate of Incorporation and Bylaws.......................................................  1
         1.5      Directors and Officers........................................................................  2
         1.6      Conversion of Shares..........................................................................  2
         1.7      Conversion of Common Stock of the Sub.........................................................  2
         1.8      Adjustment to Aggregate Merger Consideration..................................................  2
         1.9      Determination of Adjustment to Aggregate Merger
                  Consideration.................................................................................  4

2.       Dissenting Shares; Payment for Shares; Options.........................................................  5
         2.1      Dissenting Shares.............................................................................  5
         2.2      Payment for Shares............................................................................  6
         2.3      Closing of the Company's Transfer Books.......................................................  8
         2.4      Options and Warrants..........................................................................  8

3.       Representations and Warranties of the Company..........................................................  8
         3.1      Authority; No Conflicts.......................................................................  8
         3.2      Capitalization................................................................................  9
         3.3      Compliance with Applicable Laws............................................................... 10
         3.4      Financial Statements.......................................................................... 10
         3.5      Taxes......................................................................................... 10
         3.6      Absence of Changes or Events.................................................................. 11
         3.7      Employee Benefit Matters...................................................................... 11
         3.8      Contracts..................................................................................... 14
         3.9      Litigation.................................................................................... 15
         3.10     Intellectual Property......................................................................... 15
         3.11     Brokers....................................................................................... 16
         3.12     Environmental Matters......................................................................... 16
         3.13     Percentage Completion of Accounting; Accounts
                  Receivable; Inventories....................................................................... 18
         3.14     Backlog....................................................................................... 19
         3.15     Customers and Suppliers....................................................................... 19
         3.16     Product Warranties............................................................................ 19
         3.17     Title to Assets; Liens........................................................................ 20
         3.18     Labor Relations............................................................................... 20
         3.19     Insurance..................................................................................... 20
         3.20     Intercompany and Affiliate Transactions; Insider
                  Interests..................................................................................... 20
         3.21     Absence of Undisclosed Liabilities............................................................ 21
         3.22     Officers and Directors........................................................................ 21
         3.23     Bankruptcy Matters............................................................................ 21
         3.24     Disclosure.................................................................................... 22

4.       Representations and Warranties of the Parent and Sub................................................... 22
         4.1      Authority; No Conflicts....................................................................... 22
         4.2      Interim Operations of Parent and Sub.......................................................... 23
         4.3      Brokers....................................................................................... 23
         4.4      Financing..................................................................................... 23


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

5.       Covenants.............................................................................................. 23
         5.1      Capitalization................................................................................ 23
         5.2      Access to Information......................................................................... 23
         5.3      Reasonable Efforts............................................................................ 24
         5.4      Antitrust Notification........................................................................ 24
         5.5      Notification of Certain Matters............................................................... 24
         5.6      Fees and Expenses............................................................................. 25
         5.7      Employee Benefits............................................................................. 25
         5.8      Indemnification; Directors' and Officers'
                  Insurance..................................................................................... 25
         5.9      Conduct of the Business of the Company........................................................ 27
         5.10     Meeting of Company Shareholders............................................................... 28
         5.11     No Negotiations............................................................................... 28
         5.12     Financial Statements.......................................................................... 29

6.       Conditions to Consummation of the Merger............................................................... 30
         6.1      Conditions to Each Party's Obligations to
                  Consummate the Merger......................................................................... 30
         6.2      Conditions to the Parent's and Sub's Obligations
                  to Effect the Merger.......................................................................... 30
         6.3      Conditions to the Company's Obligations to Effect
                  the Merger.................................................................................... 32

7.       Termination; Amendment; Waiver......................................................................... 33
         7.1      Termination................................................................................... 33
         7.2      Effect of Termination......................................................................... 33
         7.3      Amendment..................................................................................... 34
         7.4      Extension; Waiver............................................................................. 34

8.       Survival of Representations and Warranties;

         Indemnification........................................................................................ 34
         8.1      Survival of Representations and Warranties.................................................... 34
         8.2      Indemnification From Indemnification Escrowed
                  Funds......................................................................................... 35
         8.3      Limitation on Indemnity Obligation............................................................ 35
         8.4.     Procedure for Indemnification with Respect to
                  Third-Party Claims............................................................................ 35
         8.5.     Procedure For Indemnification with Respect to Non-
                  Third-Party Claims............................................................................ 36

9.       Miscellaneous.......................................................................................... 37
         9.1      Shareholders' Representative.................................................................. 37
         9.2      Validity...................................................................................... 38
         9.3      Notices....................................................................................... 38
         9.4      Governing Law................................................................................. 39
         9.5      Interpretation................................................................................ 39
         9.6      Parties in Interest........................................................................... 40
         9.7      Counterparts.................................................................................. 40
         9.8      Press Releases; Confidentiality............................................................... 40
         9.9      Entire Agreement.............................................................................. 40



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                          AGREEMENT AND PLAN OF MERGER

                            Dated as of June 5, 1997
                            ------------------------

                  The parties to this agreement and plan of merger are Glasstech Holding Co., a Delaware corporation (the "Parent"), Glasstech Sub Co., a Delaware corporation and a wholly-owned subsidiary of the Parent (the "Sub"), and Glasstech, Inc., a Delaware corporation (the "Company").

                  The board of directors of each of the Parent, the Sub and the Company has determined it is in the best interests of its stockholders for the Parent to acquire the Company upon the terms and subject to the conditions set forth in this agreement.

                  Accordingly, the parties agree as follows:

1.       THE MERGER

         1.1 THE MERGER. Upon the terms of this agreement and subject to the provisions of the Delaware General Corporation Law (the "DGCL"), the Sub shall be merged with and into the Company (the "Merger") as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in section 6. The Company shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue its existence under the law of the State of Delaware. At the Effective Time (as defined in section 1.2), the separate corporate existence of the Sub shall cease.

         1.2 CONSUMMATION OF THE MERGER. Subject to the provisions of this agreement, the parties shall cause the Merger to be consummated by filing with the secretary of state of the state of Delaware a duly executed certificate of merger, which certificate of merger shall be filed as soon as practicable on the date of the Closing and shall take all other action required by law to effect the Merger. At 9:00 a.m., New York time, on the second business day following the satisfaction or waiver of all of the conditions referred to in section 6, and prior to the filing referred to above, a closing (the "Closing") shall be held at the offices of Baker & Hostetler LLP, 3200 National City Center, 1900 East 9th Street, Cleveland, Ohio (or such other place, time or date as the parties may agree in writing) for the purpose of completing the foregoing. The time and date the Merger becomes effective in accordance with applicable law is referred to as the "Effective Time."

         1.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in the DGCL and this agreement.

         1.4 CERTIFICATE OF INCORPORATION AND BYLAWS. The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate


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of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law; PROVIDED, HOWEVER, that the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety substantially as set forth on Exhibit 1.4.

             The bylaws of the Sub as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable law, except that the name in the heading shall be changed to "Glasstech," Inc.

         1.5 DIRECTORS AND OFFICERS. The directors of the Sub immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation, until their respective successors are duly elected and qualified.

         1.6 CONVERSION OF SHARES. At the Effective Time, each share of common stock of the Company, par value $.01 per share, issued and outstanding immediately prior to the Effective Time (each, a "Share") (other than Shares owned by the Parent, the Sub or any subsidiary of the Parent or Sub or held in the treasury of the Company, all of which shall be cancelled and retired and no consideration shall be delivered or deliverable in exchange therefor, and other than Dissenting Shares (as defined in Section 2.1)) shall, by virtue of the Merger and without any action on the part of the Parent, the Sub, the Company or the holder, shall cease to exist and be converted into the right to receive in cash, without interest, an amount determined by dividing the amount of Seventy Eight Million Dollars ($78,000,000), as adjusted pursuant to Section 1.8 (the "Aggregate Merger Consideration") plus the exercise price of all outstanding Options ( as defined in Section 2.4) by the total number of Shares issued and outstanding immediately prior to the Effective Time (including Shares issued upon exercise of Options (as defined in Section 2.4), but excluding Shares owned by the Parent, the Sub or any subsidiary of the Parent or Sub or held in treasury of the Company) (the "Merger Consideration"), upon the surrender of certificates representing the Shares in accordance with Section 2.2.

         1.7 CONVERSION OF COMMON STOCK OF THE SUB. At the Effective Time, each share of common stock, par value $.01 per share, of the Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Parent, the Sub or the Company, be converted into and become one share of common stock of the Surviving Corporation.

         1.8 ADJUSTMENT TO AGGREGATE MERGER CONSIDERATION. The Aggregate Merger Consideration shall be $78,000,000 (the "Merger Amount") as adjusted upward or downward dollar for dollar to the extent that Net Working Capital (as defined below) as of the

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Closing is more positive or more negative than NEGATIVE $6,320,000 (the
"Adjustment Amount"). To the extent Net Working Capital at the Closing is (i) more positive than NEGATIVE $6,319,999 (I.E., negative $6,320,000 or more), the Aggregate Merger Consideration shall be increased dollar for dollar by the Adjustment Amount and (ii) more negative than NEGATIVE $6,320,000 (I.E., negative $6,320,001 or less), the amount of Aggregate Merger Consideration will be decreased dollar for dollar by the Adjustment Amount.

                  "Unrestricted Cash" is cash other than Restricted Cash. "Restricted Cash" shall mean cash collateral for outstanding standby letters of credit issued on behalf of the Company in support of the Company's performance obligations under various sales contracts. Restricted Cash becomes Unrestricted Cash upon performance by the Company under the applicable sales contract and/or expiration of the underlying letter of credit.

                  "Net Working Capital" shall mean the sum of the following items, each determined in accordance with generally accepted accounting principles, applied on a basis consistent with that used to prepare the Financial Statements (as defined in Section 3.4) after giving effect to the payments by the Company contemplated by Sections 3.11, 6.2(j), 6.2(k) and 6.2(n):

           (i) any Unrestricted Cash retained in the Company as of Closing;

          (ii)             Restricted Cash;

         (iii)             accounts receivable;

          (iv)             inventories stated at their FIFO values; and

           (v)             prepaid expenses;

         MINUS

           (A)             the "Accounts Payable Amount" (as defined below);

           (B) billings in excess of costs and estimated earnings on uncompleted contracts;

           (C) accrued payroll, pension, contract and tax expenses, and items categorized as "Other Expenses" in the Financial Statements; PROVIDED, HOWEVER, that this item shall not include accrued incentive compensation which shall be discharged at Closing in accordance with Section 6.2; and

           (D) all amounts, including interest and prepayment penalties, required to pay off and discharge as of the date of the Closing all third-party indebtedness of the Company and its subsidiaries, including capitalized lease obligations (to the

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                           extent any such indebtedness remains outstanding as
                           of the Closing), but excluding any indebtedness incurred in connection with the financing of the Merger.

                  The anticipated Net Working Capital as of the date of the Closing is as set forth on Schedule 1.8.

                  The Accounts Payable Amount shall be determined as follows, determined in accordance with generally accepted accounting principles, applied on a basis consistent with that used to prepare the Financial Statements, after giving effect to the payments contemplated by Sections 3.11, 6.2(j), 6.2(k) and 6.2(n):

                  (x) if the accounts payable of the Company total between $3,000,000 and $3,800,000, the Accounts Payable Amount shall be $3,393,000;

                  (y) if the accounts payable of the Company total greater than $3,800,000, the Accounts Payable Amount shall be the sum of (i) $3,393,000 and
(ii) the excess of the accounts payable of the Company over $3,800,000; and

                  (z) if the accounts payable of the Company total less than $3,000,000, the Accounts Payable Amount shall be $3,393,000 minus the difference between (i) $3,000,000 and (ii) the accounts payable of the Company.

         1.9 DETERMINATION OF ADJUSTMENT TO AGGREGATE MERGER CONSIDERATION. No later than 14 days prior to the Closing, the Company shall provide Parent with the Company's good faith estimate of the Net Working Capital at Closing (based on signed contracts as of the date of such good faith estimate), determined in accordance with Section 1.8 (the "Estimated NWC") and, based on such Estimated NWC, a preliminary estimate of the Adjustment Amount and the Aggregate Merger Consideration (the "Preliminary Aggregate Merger Consideration").

         Within 60 days of the Effective Date, an audit of the Company shall be completed by Ernst & Young LLP ("Ernst & Young"). Pursuant to such audit, Ernst & Young shall determine the Net Working Capital at Closing (the "NWC Calculation") in accordance with Section 1.8 and, based on such NWC Calculation, the final Adjustment Amount and the Aggregate Merger Consideration. Within 60 days of the Effective Date, Ernst & Young shall deliver to the Company, the Parent, Kaye, Scholer, Fierman, Hays & Handler, LLP (the "Shareholders' Representative") and the Paying Agent (as defined in Section 2.2), a report ("E&Y Report") setting forth the NWC Calculation and its calculation of the Adjustment Amount and the Aggregate Merger Consideration. Expenses of the audit shall be borne by the Company after the Effective Time and shall not be considered in the NWC Calculation.

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         If within 30 days following delivery of the E&Y Report, the
Shareholders' Representative has not given the Parent notice of its objection to the NWC Calculation, the Adjustment Amount and the Aggregate Merger Consideration (such notice must contain a reasonably detailed statement of the basis of Shareholders' Representative's objection), then the NWC Calculation, the Adjustment Amount and the Aggregate Merger Consideration set forth in the E&Y Report shall be considered accepted and binding on all parties. If the Shareholders' Representative gives such notice of objection, then the issues in dispute will be submitted to Deloitte & Touche, certified public accountants (the "Accountants"), for resolution. If issues in dispute are submitted to the Accountants for resolution, (i) each party will furnish to the Accountants such work papers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party or its subsidiaries (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants: (ii) the determination by the Accountants, as set forth in a notice delivered to both parties by the Accountants, will be binding and conclusive on the parties; and
(iii) Shareholders' Representative and the Parent will each bear 50% of the fees of the Accountants for such determination.

         If the Aggregate Merger Consideration as determined pursuant to the preceding paragraph is greater than the Preliminary Aggregate Merger Consideration, Parent shall contribute the amount of such excess to the Working Capital Escrow (the "Excess Amount") and the entire amount of the Working Capital Escrow (including all earnings thereon) shall be paid to record holders of Shares and Options as of the Effective Time. The Parent also shall contribute to the Working Capital Escrow the amount of interest, at the average rate earned in the Working Capital Escrow, on the Excess Amount that would have been earned beginning on the Closing Date and ending on the date of payment thereof. If the Aggregate Merger Consideration is less than the Preliminary Aggregate Merger Consideration, the deficiency shall be paid to Parent out of the Working Capital Escrow (together with all earnings thereon) and the balance of the Working Capital Escrow (together with the earnings thereon) shall be paid to record holders of the Shares and Options as of the Effective Time.

         The parties will instruct the Paying Agent to pay the Working Capital Escrow in accordance with the previous paragraph. Payments must be made in immediately available funds.

2.       DISSENTING SHARES; PAYMENT FOR SHARES; OPTIONS

         2.1 DISSENTING SHARES. Notwithstanding anything in this agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held by any stockholder who did not vote in favor of the Merger or consent

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thereto in writing and comply with Section 262 of the DGCL (the "Dissenting
Shares") shall not be converted into or represent the right to receive the Merger Consideration, unless and until any such stockholder shall have failed to perfect or shall have effectively withdrawn or lost his or her rights to appraisal under the DGCL, but the holder of such Dissenting Shares shall be entitled to payment from the Surviving Corporation of the appraised value of such Shares in accordance with the provisions of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost that right, that holder's Shares shall thereupon be converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration without any interest. The Company shall give the Parent (a) prompt notice of any written demands for appraisal of any Shares, attempted withdrawals of such demand and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders' rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Parent, voluntarily make any payment with respect to demands for appraisal of Shares, offer to settle or settle any demands or approve any withdrawal of any such demands.

         2.2 PAYMENT FOR SHARES

                  (a) At the Effective Time, the Parent shall cause the Sub to deposit with National City Bank (or another bank or trust company reasonably satisfactory to the Company) (the "Paying Agent") the Preliminary Aggregate Merger Consideration (such funds, the "Payment Fund"). Of the Payment Fund, (i) $3,000,000 (the "Indemnification Escrowed Fund") shall be held by the Paying Agent pursuant to the terms of an Escrow Agreement in substantially the form of
Exhibit 2.2 attached hereto (the "Indemnification Escrow Agreement") in escrow for any Losses (as defined in Section 8.2); (ii) $500,000 (the "Working Capital Escrow" and collectively with the Indemnification Escrow Fund the "Escrow Funds") shall be held in escrow by the Paying Agent pursuant to the terms of an Escrow Agreement in substantially the form of Exhibit 2.2 attached hereto (the "Working Capital Escrow Agreement") and; (iii) $250,000 shall paid to the Shareholders' Representative (to be held in its escrow account) and shall be used to pay the fees and expenses of the Shareholders' Representative. The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in this paragraph (a) out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this agreement.

                  (b) The amount resulting from the following formula shall be the "Per Share Merger Amount":

                       1.  (x) the excess of the Preliminary Aggregate
Merger Consideration over the aggregate amount of the Escrow Funds plus (y) the exercise price of all outstanding Options (as defined in Section 2.4)

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 divided by

                           2.  (z) the number of Shares outstanding
         immediately prior to the Effective Time (counting as outstanding any Shares issued or issuable upon exercise or deemed exercise of Options).

                  (c) Immediately after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each record holder of Shares and Options as of the Effective Time, a form of letter of transmittal and instructions for use in effecting the surrender of certificates that immediately prior to the Effective Time represented outstanding Shares and Options (the "Certificates") for payment. Immediately upon surrender to the Paying Agent of a Certificate, together with the letter of transmittal duly executed, and except as set forth below with respect to the holders of Options, the holder of Certificates representing Shares shall be paid in cash an amount equal to the product of the Per Share Merger Amount and the number of Shares represented by such Certificate. The holders of Certificates representing Options shall be paid in cash an amount equal to the product of the Per Share Merger Amount and the number of Options represented by such Certificate MINUS the aggregate exercise price of such Options.

                  No interest shall be paid or accrued on the cash payable upon the surrender of a Certificate. If payment is to be made to a person other than the person in whose name a Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that the tax has been paid or is not applicable. From and after the Effective Time and until surrendered in accordance with this Section 2.2, each Certificate (other than Certificates representing Shares owned by the Parent or the Sub or any of their subsidiaries, treasury shares and Dissenting Shares) shall represent for all purposes solely the right to receive in cash an amount equal to the product of the Per Share Merger Amount and the number of Shares or Options evidenced by the Certificate, without interest.

                  (d) Any portion of the Payment Fund (including the proceeds of any investments of the Payment Fund) that remains unclaimed by the former stockholders of the Company for six months after the Effective Time and that is not held in an Escrow Fund shall be repaid to the Surviving Corporation. Any former stockholders of the Company who have theretofore complied with Section
2.1 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) for payment of their claim for the Per Share Merger Amount, without interest. Neither the Parent nor the Surviving

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



Corporation shall be liable to any holder of Shares for any monies delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar law.

         2.3 CLOSING OF THE COMPANY'S TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. If, on or after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for cash as provided in this Section 2, subject to applicable law in the case of Dissenting Shares.

         2.4 OPTIONS AND WARRANTS. At the Effective Time of the Merger, the Company shall cause each option or warrant to purchase Shares outstanding on such date (an "Option") to be cancelled by virtue of the Merger, without consideration except as provided in this Section 2.4, and such Options shall cease to exist. Each holder of an Option at the Effective Time, whether or not then exercisable, shall be deemed to have exercised such Option at the Effective Time and thus entitled to receive by virtue of the Merger the amount set forth in Section 2.2(c).

                  All Shares issuable upon exercise of Options pursuant to this
Section 2.4 shall be deemed issued and outstanding at the Effective Time for purposes of the Merger. No payment, assumption or conversion shall occur in the Merger with respect to cancelled Options.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Parent and Sub as follows:

         3.1 AUTHORITY; NO CONFLICTS. Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the law its jurisdiction of incorporation. The Company and its subsidiaries are each duly qualified to do business and in good standing in each jurisdiction listed on Schedule 3.1 and neither the nature of the business conducted by the Company or its subsidiaries or the properties owned by it or its subsidiaries requires any of them to qualify to do business as a foreign corporation in any other jurisdiction, except where the failure to so qualify would not have a material adverse effect on the business and financial condition of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect"). This agreement and the transactions contemplated hereby have been duly authorized by the board of directors of the Company and, assuming this agreement has been approved by the shareholders of the Company and assuming this agreement constitutes a valid and binding obligation of each of the Parent and Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject to general principles of equity (whether considered in a proceeding in equity or at law). Except as set forth on Schedule 3.1, the

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



execution and delivery of this agreement does not, and the consummation of the transactions contemplated by this agreement will not, (a) violate the Company's or any of its subsidiaries' certificate of incorporation or bylaws, (b) result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement to which the Company or any of its subsidiaries is a party or by which the Company or any of its assets or subsidiaries may be bound or (c) violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or any of their property or assets, other than, in the case of clauses (b) and (c) above, any such conflicts, violations and defaults that, in the aggregate, would not have a Material Adverse Effect. No consent, approval, order or authorization of, or filing with or notification to any court or governmental or regulatory authority is required to be obtained or made by or with respect to the Company or any of its subsidiaries in connection with the execution and delivery of this agreement or the consummation by the Company of the transactions contemplated by this agreement, except (A) as may be required to comply with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (B) the filing of a certificate of merger pursuant to the DGCL, and (C) tax and other filing requirements the absence of which will not effect the validity or enforceability of this Agreement.

         3.2 CAPITALIZATION

                  (a) The authorized and outstanding capital stock of the Company, and the record owners of capital stock of the Company, are as set forth on schedule 3.2(a) to this Agreement. All the outstanding Shares have been duly authorized and validly issued, are fully paid and nonassessable and are free of preemptive rights. Except as set forth on schedule 3.2(a), there are no outstanding subscriptions, options, warrants, puts, calls, rights or other agreements or commitments relating to the issuance, transfer, purchase or sale by the Company or any of its subsidiaries of any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment.

                  (b) Except as set forth on schedule 3.2(b), the Company is the record owner of all the outstanding shares of capital stock of each of its subsidiaries, free and clear of any adverse claim. There are no irrevocable proxies with respect to any such shares. There are no outstanding (i) securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of its subsidiaries or (ii) options or other rights to acquire from the Company or any of its subsidiaries, or other obligations of the Company or any of its subsidiaries to issue capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any of its subsidiaries, or other obligations of the Company or any of its subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any of the Company's or its subsidiaries' outstanding securities.

         3.3 COMPLIANCE WITH APPLICABLE LAWS. The business of the Company and its subsidiaries is being conducted in compliance with all applicable laws, orders, ordinances, rules and regulations of any governmental authority, except to the extent noncompliance would not have a Material Adverse Effect.

         3.4 FINANCIAL STATEMENTS. Schedule 3.4 sets forth the unaudited consolidated balance sheet and related income statement and statement of cash flow of the Company and its subsidiaries (the "Interim Financials") as of and for the nine months ended March 31, 1997 (the "Interim Financial Statement Date") and the audited consolidated balance sheets and related income statements and statements of cash flow of the Company and its subsidiaries of and for the year ended June 30, 1996, the period from January 4, 1995 through June 30, 1995, the period from July 1, 1994 though January 3, 1995 and the year ended June 30, 1994 (including the notes thereto, together with the Interim Financials, the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied, except as may be indicated in the notes thereto and except that the Interim Financials (i) are subject to normal, recurring year-end adjustments and (ii) do not include notes in accordance with generally accepted accounting principles. The Financial Statements fairly present the financial position, results of operations, cash flows and shareholders' equity of the Company and its subsidiaries for the periods and at the dates presented. To the best knowledge of the Company, the Financial Statements are true and complete in all material respects.

         3.5 TAXES. The Company has and each of its subsidiaries has (a) duly and timely filed with the appropriate taxing authorities all federal income tax returns and all other material federal, state, local and foreign income, franchise, excise, real and personal property and other tax returns and reports required to be filed by or with respect to it on or before the Closing Date (except for those for which an extension beyond the date of the Closing was properly obtained) (the "Returns"), and (b) paid in full or made adequate provision for the payment of all amounts owed to any taxing authority for all periods covered by such Returns. The Returns are true, correct and complete in all material respects and have been prepared from and in accordance with the Company's books and records. Neither the Company nor any of its subsidiaries has received any notice of deficiency or assessment from any federal, state or local taxing authority with respect to liabilities for taxes of the Company or any of its subsidiaries that have not been fully paid or finally settled. Schedule 3.5 sets forth the year and result of all audits of federal, state, local and foreign tax returns of the Company and each of its subsidiaries. There are no pending or, to the best knowledge of the Company, threatened tax audit, administrative proceeding or judicial proceeding being conducted with respect to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has executed or filed with the Internal Revenue Service or any other taxing authority any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any taxes. Attached hereto as Schedule 3.5 is correspondence to a predecessor of the Company from the Internal Revenue Service (the "IRS") relating to the recognition of income by the Company (the "IRS Letter"). The Company has received no other or further communication from the IRS relating to the subject matter of the IRS Letter and the Company knows of no facts or circumstances which might jeopardize its continued reliance on the IRS Letter.

         3.6 ABSENCE OF CHANGES OR EVENTS. Since June 30, 1996, the business of the Company and its subsidiaries has been conducted in all material respects in the ordinary course and there has not been any material adverse change in the business or financial condition of the Company and its subsidiaries taken as a whole, other than changes relating to the United States economy or foreign economies in general or the Company's industry in general, provided, however, that solely with regard to the period between the date of this Agreement and the date of the Closing, disruptions to the Company's business as a result of the announcement of the Merger and changes attributable solely thereto shall not constitute such a material adverse change.

         3.7 EMPLOYEE BENEFIT MATTERS

                  (a) Schedule 3.7 sets forth a true and complete list of all written bonus, incentive, stock purchase, stock option, severance, deferred compensation, medical, pension, life or other insurance, profit-sharing or retirement plans or arrangements sponsored or maintained, or that have been sponsored or maintained, or contributed to by the Company, any of its subsidiaries or by any trade or business, whether or not incorporated, that, together with the Company, would be deemed a "single employer" within the meaning of section 414(b), (c), (m) or (o) of the Internal Revenue Code or
section 4001 of the Employee Retirement Income Security Act of 1974 ("ERISA") (a "Company ERISA Affiliate") (collectively, the "Company Plans"). The Company has delivered to the Parent true and complete copies of all written Company Plan documents, insurance contracts and other financing vehicles, and administrative service agreements, as they may have been amended to the date hereof, embodying or relating to the Company Plans; and with respect to each "employee benefit plan," within the meaning of Section 3(3) of ERISA, listed in Schedule 3.7, the Company has delivered to the Parent true and complete copies of (A) the last filed Form 5500 Series, including all schedules and attachments, (B) the summary plan description, and all modifications thereto, and (C) the most recent annual accountings related to plan assets and liabilities, each of which shall be correct in all material respects. Each Company Plan which is a "pension plan" within the meaning of Section 3(2) of ERISA has received a favorable determination letter from the Internal Revenue Service with respect to its qualification under Section 401(a) of the Internal Revenue Code, and the related trusts have been determined to be exempt from taxation under Section 501(a) of the Internal Revenue Code. A copy of the most recent determination letter with respect to each such plan has been delivered to the Parent and, nothing has occurred since the date of such letter that would cause the loss of or vacation of such exemption.

                  (b) Each Company Plan is and has been operated and administered in all material respects in accordance with the terms of such Company Plan and in accordance with the applicable requirements prescribed by all applicable statutes and governmental rules and regulations, including without limitation ERISA and the Internal Revenue Code. The Company has performed all material obligations required to be performed by it under, and is not in material default under or in material violation of, any Company Plan. Full payment has been made, in a timely manner, of all amounts which the Company or any of its subsidiaries is required to pay under the terms of each of the Company Plans and none of the Company Plans nor any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in ERISA), whether or not waived. The Financial Statements reflect an accrual of all amounts of employer contributions accrued but unpaid under each of the Company Plans, including without limitation the unpaid benefit expense for each of the Company Plans for any portion of the fiscal year of each of the Company Plans ending on the Closing.

                  (c) Except as disclosed on Schedule 3.7, neither the Company nor any Company ERISA Affiliate nor any predecessors of the Company or any Company ERISA Affiliate maintains, has maintained, contributes to or has contributed to a plan subject to section 412 of the Internal Revenue Code or Title IV of ERISA within the five years preceding this year. No Company Plan is a multiemployer plan (within the meaning of sections 3(37) or 4003(a)(3) of ERISA or section 414(f) of the Internal Revenue Code) ("Multiemployer Plan") and no Company Plan is a multiple employer plan as defined in section 413 of the Internal Revenue Code ("Multiple Employer Plan). Neither the Company nor any ERISA Affiliate is or was obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. Between the date of the most recent Financial Statement and the date hereof, no material funding changes have been made to the Company Plans, except as expressly noted in Schedule 3.7.

                  (d) Neither the Company nor any other "disqualified person" or "party in interest" (as defined in Section 4975 of the Internal Revenue Code and Section 3(14) of ERISA, respectively) has engaged in any "prohibited transaction," as such term is defined in Section 4975 of the Internal Revenue Code or Section 406 of ERISA, which could subject any Company Plan (or its related trust), any officer, director or employee of the Company, or any trustee, administrator or other fiduciary of any Company Plan to the penalty imposed under Section 4975 of the Internal Revenue Code or Section 502(i) or ERISA.

                  (e) The Company hereby represents, covenants and warrants that all Company Plans are and remain fully terminable by the Company at any time (subject only to the payment of benefits accrued to date of such plan termination), and that no written or oral statements or representations have been made to any current or former employees of the Company (or to such current or former employees' beneficiaries), which are in any way inconsistent therewith.

                  (f) To the best knowledge of the Company, the "administrator" (as described in Section 3(16)(A) of ERISA) of each of the Company Plans (as described in Section 3(3) of ERISA) of the Company has complied, in all material respects, with all applicable reporting and disclosure requirements of Part 1 of Title 1 of ERISA and the Internal Revenue Code in a timely manner, and no material penalties have been or will be imposed on the Company or the administrator with respect thereto. With respect to such Company Plans, and any trust(s), contracts or policies related thereto, the Company has no accrued or contingent liability, including without limitation, liabilities for federal, state or local taxes, other than routine administrative expenses. Moreover, to the best knowledge of the Company, there is no material pending litigation, arbitration, or disputed claim settlement or adjudication proceeding, and the Company is not aware of any material pending, threatened or anticipated litigation, arbitration or disputed claim, or any governmental or other proceeding, or investigation with respect to any of the Company Plans or related trust(s), or with respect to any fiduciary, administrator, or sponsor thereof (in their capacities as such), or any party-in-interest thereof, (other than routine claims for benefits).

                  (g) Except as disclosed on Schedule 3.7, or as reflected on the Financial Statements, the Company has no material liability for unpaid compensation or fringe benefits, including without limitation accrued vacation, sick leave, post employment medical or other benefits, severance pay or "excess parachute payments" (within the meaning of Section 280(G) of the Code).

                  (h) Except as set forth in Schedule 3.7, no Company Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan", as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company or a Company ERISA Affiliate, or (iv) benefits, the full cost of which is borne by the current or former employee (or his beneficiary).

                  (i) With respect to each Company Plan that is funded wholly or partially through an insurance policy, there will be no liability of the Company or a Company ERISA Affiliate, as of the Effective Date, under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other material actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Date.

                  (j) Except as set forth in Schedule 3.7, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or officer of the Company to severance pay, unemployment compensation or any other similar payment other than as provided under applicable law, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount of, any compensation due to any such employee or officer, or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

         3.8 CONTRACTS. Schedule 3.8 sets forth a list of all legally binding contracts, leases, agreements, purchase orders, obligations and undertakings, whether verbal or written, material to the business or financial condition of the Company and its subsidiaries, taken as a whole ("Contracts") (it being understood that the following shall not be deemed to be material:

              (i) any contract or agreement that involves an aggregate commitment by the Company or any of its subsidiaries of not more than $100,000;

             (ii) any contract or agreement for the sale of goods in the ordinary course of business that involves an aggregate commitment by the Company or any of its subsidiaries of less than $250,000;

            (iii) any contract or agreement terminable by the Company by notice of not more than 60 days for a cost of less than $100,000; or

             (iv) executive compensation and bonus arrangements that will terminate on or before the Effective Time.)

Each Contract is a valid and binding obligation of the Company or the subsidiary of the Company that is a party to it and is in full force and effect and is enforceable against the Company or such subsidiary, as the case may be, in accordance with its provisions. Except as set forth on Schedule 3.8, neither the Company nor any of its subsidiaries has assigned, mortgaged, pledged or otherwise encumbered its interest in any Contract. Except as set forth on Schedule 3.8, neither the Company nor any of its subsidiaries nor, to the best knowledge of the Company and its subsidiaries any other party thereto, is in violation of, or in default under, any Contract, nor has there occurred any event or condition which, with the passage of time or giving of notice (or both) would constitute a violation of or default under any Contract which could lead to termination of the Contract and/or damages in excess of $100,000 plus the amounts reserved for or reflected on the Financial Statements for the cost of completion for such Contract. No notice has been received by the Company or any of its subsidiaries claiming any such default by the Company or any of its subsidiaries, or indicating the desire or intention of the other party thereto to amend rescind or terminate the Contract.

         3.9 LITIGATION. Except as disclosed on Schedule 3.9, there are no actions, suits, arbitrations, investigations or proceedings (adjudicatory, rulemaking or otherwise) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries (or any Company Plan), or any property of the Company or any such subsidiary (including Intellectual Property as defined in Section 3.10), in any court or before any arbitrator of any kind or before or by any governmental entity or authority, except actions, suits, arbitrations, investigations or proceedings which, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect.

         3.10 INTELLECTUAL PROPERTY. All patents, trademarks and service marks (registered or unregistered), and trade names, including pending applications for any of the foregoing, that are owned, licensed or used by the Company or any of its subsidiaries in the United States or abroad, are listed on Schedule 3.10 (the "Intellectual Property"; U.S. patents, U.S. trademarks and U.S. servicemarks (registered or unregistered) and U.S. trade names, including pending applications for any of the foregoing included in Intellectual Property are "Domestic Intellectual Property." Intellectual Property other than Domestic Intellectual Property is "Foreign Intellectual Property."

                  Except as disclosed on Schedule 3.10, the Company is the sole and exclusive owner of all right, title and interest in and to the Domestic Intellectual Property free and clear of all liens, claims, charges, rights of use, encumbrances, and restrictions whatsoever and to the best of its knowledge the Company is the sole and exclusive owner of all right, title and interest in and to the Foreign Intellectual Property free and clear of all liens, claims, charges, rights of use, encumbrances, and restrictions whatsoever (in all cases without payment to any other person or entity, except as set forth in the Sales Contracts in the ordinary course of business, and except for maintenance fees payable to governmental entities in the ordinary course of business).

                  Except as disclosed on Schedule 3.10, to the best of the Company's knowledge, the business of the Company, or any of its subsidiaries, as conducted prior to the Closing, and the consummation of the transactions contemplated by this agreement was not, is not, and will not be in contravention of any patent, trademark, service mark, trade name, copyright, or other proprietary right of any third party.

                  Except as disclosed on Schedule 3.10, to the best of the Company's knowledge, the Intellectual Property rights are not infringed by any person or other entity.

                  Except as provided in the sales Contracts in the ordinary course of business and as disclosed on Schedule 3.10, neither the Company nor any of its subsidiaries has indemnified any person or other entity with respect to any claim by any third party of patent, trademark, or copyright infringement arising from the use of equipment, materials, or products or processes produced, licensed or sold by the Company.

                  To the best of the Company's knowledge, no product, process, method or operation presently sold, engaged in or employed by the Company or any of its subsidiaries infringes upon any rights owned by any other person, firm, corporation or other legal entity.

         3.11 BROKERS. No broker, finder or other investment banker (other than CIBC Wood Gundy Securities Corp. ("CIBC") and Salomon Brothers) is entitled to receive any brokerage, finder's or other fee or commission in connection with this agreement or the transactions contemplated by this agreement based upon agreements made by or on behalf of the Company. The advisory fees due to CIBC and Salomon Brothers in connection with the Merger and legal fees due to Kaye, Scholer, Fierman, Hays & Handler, LLP in connection with the Merger, as well as all other fees and expenses incurred by the Company in connection with the Merger shall be paid at or prior to the Closing, and such payment shall not diminish the assets of the Company. Fees and expenses due to CIBC in connection with the financing arrangements for the transactions contemplated by this agreement shall be paid by Parent.

         3.12 ENVIRONMENTAL MATTERS. For purposes of this section the following definitions shall apply:

         "Environmental Laws" shall mean all applicable federal, state, foreign, and local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent order, judgment, decree, injunction, or agreement with any Governmental Authority, relating to: the protection of human health; the protection, preservation, or restoration of the environment (including, without limitation, ambient air, surface water, ground water, land surface, or subsurface strata); and the exposure to, or the emission, discharge, generation, use, manufacture, storage, treatment, processing, handling, labeling, production, transportation, distribution, release or threatened release into the environment, or disposal of Hazardous Substances, as herein defined. The term Environmental Laws includes, without limitation, the federal statutes the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Occupational Health and Safety Acts, each as amended, and the regulations promulgated under them, and their state and local counterparts.

         "Governmental Authority" shall mean any federal, state, local, agency; or any department, commission, court, judiciary, board, bureau, or other instrumentality.

         "Hazardous Substances" shall mean any material listed, defined, designated or classified or which could be construed to be, by type and/or quantity as hazardous or toxic or injurious to public health under any applicable Environmental Laws.

         "Property" means the Real Property and all structures, fixtures, and other assets that could be contaminated thereon.

         "Real Property" means the land owned, leased, or occupied by the Company or any of its subsidiaries.

Except as disclosed in Schedule 3.12 hereto:
-------------------------------------------
         (a) The Company and each of its subsidiary's operation and use of its Property are in compliance with all applicable Environmental Laws except to the extent noncompliance would not have a Material Adverse Effect;

         (b) The Company and each of its subsidiaries have obtained all environmental, health and safety permits necessary for the operation of the business of the Company and its subsidiaries as presently conducted, and all such permits are in full force and effect and the Company and each of its subsidiaries is in compliance in all material respects with the terms and conditions of each such permit except for such permits the lack of which or noncompliance with the terms and conditions of which would not have a Material Adverse Effect;

         (c) Neither the Company nor any of its subsidiaries has received any notice of any material violation of any Environmental Laws that has not been resolved without prospective effect and there are no civil, criminal or administrative actions, suits, hearings, proceedings, written notices of violation, claims or demands pending, with respect to any material violation, alleged or proven, of Environmental Laws by the Company or any such subsidiary;

         (d) Neither the Company nor any of its subsidiaries are aware of any potential claims, damages, liabilities or costs associated with the condition of the Property including, without limitation, air, soil, and groundwater conditions that would have a Material Adverse Effect.

         (e) Neither the Company nor any of its subsidiaries has been involved in any activity in, upon, about, or under the Property in connection with the generation, use, handling, treatment, removal, storage, clean up, transport, or disposal of any Hazardous Substances which (i) has resulted in a release or threat or release of Hazardous Substances in material violation of any Environmental Law or (ii) has given or may give rise to any claims, losses, damages, liabilities, penalties, expenses, demands, fines or cleanup or monitoring cost which would have a Material Adverse Effect;

         (f) All Hazardous Substances which have been removed from the Property, have been removed, stored, cleaned-up, transported, and disposed of in compliance with all applicable Environmental Laws. Neither the Company nor any of its subsidiaries have been notified in writing that they are potentially liable, and have not received any written requests for information or other correspondence concerning the Real Property or off-site properties or facilities and, to the Company's knowledge, neither the Company nor its subsidiaries are considered potentially liable under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, or any equivalent state law which liabilities or potential liabilities would have a Material Adverse Effect.

         (g) To the best knowledge of the Company, there are no areas in, upon, or under the Property which are required to be permitted as treatment, storage, or disposal facilities under the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 ET SEQ.; and

         (h) To the best knowledge of the Company, there are no underground storage tanks (as the term is defined in 40 CFR ss. 280.12) in, or under, any of the Real Property.

         3.13 PERCENTAGE COMPLETION OF ACCOUNTING; ACCOUNTS RECEIVABLE; INVENTORIES. The Company utilizes the percentage of completion method of accounting. The methodology used by the Company in estimating total contract costs and profits, including the nature of judgments and estimations, at March 31, 1997 is consistent with the methodology utilized at June 30, 1995 and June 30, 1996. As such, the Company believes that contract gross profit through March 31, 1997 has been recorded on a basis consistent with contract gross profit recognized in the periods ended June 30, 1995 and June 30, 1996. The Company has no knowledge of any factors which would require material adjustment to the estimated profit on uncompleted contracts at March 31, 1997.

         All of the accounts receivable of the Company and its subsidiaries as of March 31, 1997 are set forth in Schedule 3.13.

         The accounts receivable reflected on the Interim Financials, net of (i) estimated costs of materials and services supplied by customers and (ii) contract adjustments in the ordinary course of business, will be collectible as billed in accordance with the terms of the underlying contracts.

         All of the inventories of the Company and its subsidiaries as reflected in the Financial Statements (the "Inventories") and each of its subsidiaries consist of a quality and quantity usable and saleable in the ordinary course of business, except for items of obsolete materials and materials of below-standard quality, all of which have been written off or written down to net realizable value.

         3.14 BACKLOG. All unfilled orders to purchase goods of the Company and its subsidiaries at a purchase price in excess of $100,000 are firm and binding commitments of the respective purchasers (assuming that such purchaser has properly authorized by all requisite corporate action and has properly executed and delivered such purchase order, which, to the best knowledge of the Company, is the case) to purchase the goods indicated. Set forth on Schedule 3.14 are the amounts of OEM architectural, OEM automotive and aftermarket backlog on a percent completion basis at June 30, 1996, June 30, 1995 and March 31, 1997.

         3.15 CUSTOMERS AND SUPPLIERS. Set forth on Schedule 3.15(a) is a list of all customers of the Company, transactions with any of whom represented more than 5% of the Company's revenue in any of the preceding three fiscal years ("Customers"). Set forth on Schedule 3.15(b) is a list of all suppliers of raw material or equipment to the Company who, in the preceding year, were paid more than $250,000 ("Suppliers"). The Company's relationship with each of the Customers and Suppliers is generally good and the Company knows of no plans by any Customer or Supplier to terminate or alter its relationship with the Company in a manner materially adverse to the Company.

         3.16 PRODUCT WARRANTIES. Schedule 3.16 sets forth all losses and expenses incurred by reason of liabilities arising under any warranties during each of the three years ended June 30, 1994, 1995 and 1996 and the nine month period ended March 31, 1997. There has been no material adverse change in that experience since March 31, 1997.

         3.17 TITLE TO ASSETS; LIENS. Except as disclosed in Schedule 3.17, the Company and its subsidiaries have good and marketable title, insurable and indefeasible fee simple title in the case of owned Real Property, to all of their respective property, equipment and other assets, and such assets are free and clear of any mortgages, liens, security interests, charges, encumbrances or title defects of any nature whatsoever other than Permitted Liens (as hereinafter defined). Schedule 3.17(a) contains a complete and accurate legal description of each parcel of real property owned by each of the Company and its subsidiaries in the conduct of its business. Schedule 3.17(b) contains a complete and accurate description of all material tangible personal property owned or used by the Company or any subsidiary in the conduct of its business. There are no pending or, to the best knowledge of the Company, threatened zoning, condemnation or eminent domain proceedings, building, utility or other moratoria, or injunctions or court orders which would materially effect such continued operation. The current use of the owned Real Property is permissible and in material compliance with applicable zoning ordinances.

              Permitted Liens shall mean: (A) statutory liens; (B) rights of way disclosed on an ALTA survey of the property; and (C) items listed on
Schedule 3.17(a).

         3.18 LABOR RELATIONS. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement covering any of their respective employees and no such agreement is currently contemplated by the Company or any of its subsidiaries. There is no unfair labor practice complaint against the Company or any of its subsidiaries pending before the National Labor Relations Board and there is no labor strike, dispute, slowdown or stoppage, or any union-organizing campaign, actually pending or, to the best knowledge of the Company, threatened against or involving the Company or any of its subsidiaries.

         3.19 INSURANCE. Schedule 3.19 lists all material insurance policies of the Company and its subsidiaries with respect to their respective businesses and/or assets. All such insurance policies are in full force and effect and all premiums due thereon have been paid. No written notice of termination or premium increase has been received under any such insurance policy.

         3.20 INTERCOMPANY AND AFFILIATE TRANSACTIONS; INSIDER INTERESTS.
Schedule 3.20 lists all intercompany agreements or arrangements of any kind between or among the Company and/or any of its subsidiaries, on the one hand, and the Company's officers, directors or stockholders owning more than 5% of the Shares of the Company, on the other hand.

         Except as set forth in Schedule 3.20, none of the Company's officers has any direct or indirect interest either by way of stock ownership or otherwise, in any firm, corporation, association or business enterprise which competes with the Company or any of its subsidiaries; is a supplier, client, customer, agent or broker of the Company or any of its subsidiaries; or is otherwise engaged in the business engaged in by the Company and such subsidiaries. Except as set forth on Schedule 3.20, none of the Company's directors has any direct or indirect interest either by way of stock ownership or otherwise, in any firm, corporation, association or business enterprise which competes with the Company or any of its subsidiaries. Ownership of capital stock listed on a national securities exchange or traded in the over-the-counter market of any corporation shall not be deemed a violation of this Section, provided the owner thereof and his affiliates do not own more than an aggregate of 5% of the capital stock of such corporation.

         3.21 ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in
Schedule 3.21, neither the Company nor any of its subsidiaries has any liabilities or obligations (whether choate or inchoate, absolute or contingent, or otherwise) except (i) liabilities which are reflected and reserved against or disclosed on the Financial Statements, (ii) liabilities incurred in the ordinary course of business and consistent with past practice since June 30, 1996 and which have not resulted in, and could not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect; (iii) liabilities and obligations under any matter listed on a schedule to this agreement and contracts not required to be listed on Schedule 3.8.

         3.22 OFFICERS AND DIRECTORS. Schedule 3.22 sets forth the names of all directors and officers of the Company and each of its subsidiaries.

         3.23 BANKRUPTCY MATTERS. Predecessors to the Company, Glasstech Industries, Inc. and Glasstech, Inc., filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") on May 24 and May 25, 1993, respectively, in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Company is the substantively consolidated, reorganized debtor pursuant to the plan of reorganization and confirmation order of the Bankruptcy Court. The Company has fully performed in all material respects all conditions precedent to confirmation and effectiveness of the plan of reorganization approved by the Bankruptcy court on or about December 6, 1994, with the technical amendments thereto (the "Plan of Reorganization") has become effective. Except as set forth in Schedule 3.23, the Company has satisfied in all material respects all terms of the Plan of Reorganization, including, but not limited to, payment in full of claims in Classes 1 through 4, inclusive, payment to claims in Classes 5 through 8, inclusive, as specified in the Plan of Reorganization, and treatment of Classes 9 and 10, inclusive, as specified in the Plan of Reorganization. Except as set forth in Schedule 3.23, the Company has assumed obligations for health and welfare plans, pension plans, and executory contracts as specified in the Plan or Reorganization (the "Assumed Obligations") and is current and no default exists with respect to all such Assumed Obligations and payment of such Assumed Obligations are reflected on the Financial Statements. The Company represents that no further orders to approve this Agreement and Plan of Merger are required to be obtained from the Bankruptcy Court. The Company is current on its payments to Senior Noteholders as defined in the Plan of Reorganization as

Class 5 creditors and there is presently no default in the terms of the notes to the Senior Noteholders and the balance outstanding, including both principal and interest, is set forth in Schedule 3.23.

         3.24 DISCLOSURE. None of this Agreement or any certificate or other document delivered by the Company contains any untrue statement of a material fact or omits any statement of a material fact necessary to make any statement contained herein or therein not misleading.

4. REPRESENTATIONS AND WARRANTIES OF THE PARENT AND SUB. The Parent and Sub jointly and severally represent and warrant to the Company as follows:

         4.1 AUTHORITY; NO CONFLICTS. Each of the Parent and Sub is a corporation duly organized, validly existing and in good standing under the law of its jurisdiction of incorporation. All the issued and outstanding capital stock of the Sub is owned of record directly by the Parent. This agreement and the transactions contemplated hereby have been duly authorized by the board of directors of each of the Parent and Sub and by the Parent, as the sole stockholder of the Sub, and, assuming this agreement constitutes a valid and binding obligation of the Company, this agreement constitutes a valid and binding obligation of each of the Parent and Sub, enforceable against each of the Parent and Sub in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors rights generally and subject to general principles of equity (whether considered in a proceeding in equity or at law). The execution and delivery of this agreement does not, and the consummation of the transactions contemplated by this agreement will not, (a) conflict with the Parent's or the Sub's certificate of incorporation or by-laws; (b) result in any violation of or default (with or without notice or lapse of time or both) under, any material note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement to which the Parent or Sub is a party or
(c) violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Parent, the Sub or any of their property or assets, other than, in the case of clauses (b) and (c) above, any such conflicts, violations and defaults that, in the aggregate, would not have a Material Adverse Effect. No material consent, approval, order or authorization of or filing with or notification to, any court or governmental or regulatory authority is required to be made by or with respect to the Parent or Sub in connection with the execution and delivery of this agreement or the consummation by the Parent and Sub of the transactions contemplated by this agreement, except
(A) in as may be required to comply with the HSR Act and (B) the filing of a certificate of merger pursuant to the DGCL.

         4.2  INTERIM OPERATIONS OF PARENT AND SUB.  Each of the
Parent and the Sub was formed solely for the purpose of engaging in the transactions contemplated by this agreement, and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this agreement.

         4.3 BROKERS. No broker, finder or other investment banker (other than CIBC in connection with the financing of the transaction contemplated hereby) is entitled to any brokerage, finder's or other similar fee or commission in connection with this agreement or the transactions contemplated by this agreement based upon agreements made by or on behalf of the Parent or Sub.

         4.4 FINANCING. The Parent and the Sub shall use all reasonable efforts to obtain financing for the Merger through a sale of $70,000,000 of senior notes of Sub in a Rule 144A offering. Key Equity Capital and certain members of the management of the Company have agreed, subject to the availability of such financing, to provide an aggregate equity investment in the Parent equal to $15,000,000.

5.       COVENANTS

         5.1 CAPITALIZATION. The Company shall not, and shall not allow any of its subsidiaries to, on or before the Effective Time, issue any shares of capital stock (other than pursuant to the exercise or conversion of options or warrants outstanding on the date of this agreement) or options, warrants, rights or other instruments to acquire capital stock of the company or any of its subsidiaries, make any material changes in its capitalization, declare dividends or enter into any transaction not in the ordinary course of business without the prior written consent of the Parent.

         5.2 ACCESS TO INFORMATION

                  (a) Subject to any limitations imposed by applicable law, between the date of this Agreement and the Effective Time, the Company shall (i) give the Parent and Sub and their authorized representatives all reasonable access (during regular business hours upon reasonable notice) to all employees, plants, properties, offices, warehouses and other facilities and to all books and records (including, without limitation, tax returns) documents, and subject to the Company's reasonable approval and in a manner arranged by the Company, customers, employees and lenders of the Company and its subsidiaries and cause the Company's and its subsidiaries' independent accountants to provide access to their work papers and such other information as the Parent or Sub may reasonably request, (ii) permit the Parent and Sub to make such inspections as they may reasonably require and (iii) cause its officers and those of its subsidiaries to meet with and furnish the Parent and Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its subsidiaries as the Parent or Sub may from time to time reasonably request. The rights of Parent under this Section

5.2(a) shall not be exercised in such a manner as to interfere unreasonably with the conduct of the business of the Company.

                  (b) Prior to the Effective Time, the Parent and Sub shall keep confidential all information obtained pursuant to this section 5.2, in accordance with the Confidentiality Agreement dated March 18, 1997 between Key Equity Capital and the Company (the "Confidentiality Agreement") to the same extent as if the Parent and the Sub were the parties to the Confidentiality Agreement; provided, however, that Key Equity Capital and Parent may, in connection with obtaining financing for the transactions contemplated by this Agreement and with the prior approval of the Company, which shall not be unreasonably withheld or delayed, disclose such information to lenders and other entities as is reasonably required to obtain such financing.

         5.3 REASONABLE EFFORTS. Each party shall use its reasonable best efforts to cause the fulfillment at or prior to the Closing of all the conditions to such other party's obligation to consummate the Merger.

         5.4 ANTITRUST NOTIFICATION. Each of the Company and Parent shall, as promptly as practicable, but in no event later than ten business days following the execution and delivery of this agreement, determine if the Company and Parent are required to file with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") the notification and report form required for the transactions contemplated by this agreement and if such filing is required to make such filing and thereafter shall promptly file any supplemental information requested in connection with the filing pursuant to the HSR Act. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act. Each of the parties shall furnish the other(s) such necessary information and reasonable assistance as may reasonably be requested in connection with a party's preparation of any filing or submission under the HSR Act. The parties shall keep each other apprised of the status of any communications with, and inquiries or requests for additional information from, the FTC and the DOJ and shall comply promptly with any such inquiry or request. Each of the Company and Parent shall use its reasonable best efforts to obtain any clearance required under the HSR Act for the Merger at the earliest date practicable.

         5.5 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to the Parent and Sub, and the Parent or Sub, as the case may be, shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which is likely to cause any representation or warranty of that party in this agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (b) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this agreement; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available under this agreement to any of the parties receiving such notice.

         5.6 FEES AND EXPENSES. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this agreement and the transactions contemplated by this agreement shall be paid by the party incurring the cost or expense, subject to Sections 3.11 and 4.3.

         5.7 EMPLOYEE BENEFITS. The Parent and Sub agree that, for a period of at least two years following the Effective Time, the Surviving Corporation shall maintain benefit plans or arrangements for the employees of the Company and its subsidiaries with terms that, in the aggregate, are substantially equivalent or better than those of the Company Plans covering such employees immediately preceding the Effective Time, to the extent permitted under laws and regulations in force from time to time.

         5.8  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

                  (a) From and after the Effective Time, the Parent and the Surviving Corporation shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior the Effective Time, an officer, director or employee of the Company or any of its subsidiaries (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company or any subsidiary of the Company, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (the "Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this agreement, the transactions contemplated hereby or the financing thereof, in each case to the full extent the Company is permitted under Delaware law and would have been permitted under its Certificate of Incorporation and By-laws as they existed prior to the Effective Time to indemnify such person (and the Surviving Corporation shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking required by Section 145(e) of the DGCL), provided that neither the Parent not the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) after the Effective Time, the Parent and the Surviving Corporation shall use all reasonable efforts to assist in the vigorous defense of any such matter. Any Indemnified Party wishing to claim indemnification under this Section 5.8 shall within 20 days of becoming aware of such claim, action, suit, proceeding or investigation, notify the Parent and the Surviving Corporation and shall deliver to the Surviving Corporation the undertaking, if any, required by Section 145(e) of the DGCL; provided, however, that the rights of the Indemnified Party to be indemnified hereunder shall not be adversely affected by its failure to give notice pursuant to the foregoing unless and only to the extent that the Parent and the Surviving Corporation are prejudiced thereby. The Parent and the Surviving Corporation shall be liable for the fees and expenses hereunder with respect to only one law firm, in addition to local counsel in each applicable jurisdiction, to represent the Indemnified Parties as a group with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict between the positions of any two or more Indemnified Parties that would preclude or render inadvisable joint or multiple representation of such parties.

                  (b) For a period of six years after the Effective Time, the Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the Indemnified Parties and underwritten by an insurance carrier of at least as favorable a financial rating) with respect to claims arising from facts or events which occurred before the Effective Time.

                  (c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this
Section 5.8.

                  (d) The provisions of this Section 5.8: (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his heirs and his representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have contract or otherwise.

         5.9 CONDUCT OF THE BUSINESS OF THE COMPANY. During the period from the date of this agreement to the Effective Time, except as otherwise agreed to in writing by the Company and Parent: (i) the Company will, and will cause each of its subsidiaries to, conduct its business only in, and the Company will not take, and will cause each of its subsidiaries not to take, any material action except in, the ordinary course consistent with past practice, (ii) the Company will not, and the Company will cause each of its subsidiaries not to, enter into any material transaction other than in the ordinary course of business consistent with past practice, and (iii) to the extent consistent with the foregoing, with no less diligence and effort than would be applied in the absence of this Agreement, the Company will, and will cause each of its subsidiaries to, preserve intact its current business organizations and reputation, use its reasonable best efforts to preserve its relationships with customers, suppliers and others having business dealings with it with the objective that their goodwill and ongoing businesses shall be unimpaired at the Effective Time, and comply in all material respects with all laws, rules, regulations and orders of all governmental entities or regulatory authorities applicable to it. Without limiting the generality of the foregoing and except as otherwise expressly permitted in this Agreement, prior to the Effective Time, the Company will not and will not permit any of its Subsidiaries to, without the prior written consent of the Parent:

                  (a) (i) increase the compensation of any of its directors, officers or employees, except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company and its subsidiaries taken as a whole, (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the Company Plans, to any director, officer or employee, whether past or present, (iii) enter into any new or amend any existing employment agreement with any director, officer or employee, (iv) enter into any new or amend any existing severance agreement with any director, officer or employee, (v) except as may be required to comply with applicable law, become obligated under any new pension plan or arrangement, welfare plan or arrangement, multiemployer plan or arrangement, employee benefit plan or arrangement, severance plan or arrangement, benefit plan or arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof;

                  (b) enter into any contract or amend any existing contract, or engage in any new transaction outside the ordinary course of business consistent with past practice or not on an arm's-length basis, with any affiliate of the Company or any of its subsidiaries;

                  (c) except to the extent required by applicable law, (i) permit any material change in (A) accounting, financial reporting, inventory, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (ii) make any material tax election or settle or compromise any material income tax liability with any governmental entity or regulatory authority;

                  (d) take any action that would cause any representations set forth in Article 3 not to be true in all material respects from and after the date hereof until the Effective Time;

                  (e) fail to maintain in full force the insurance policies in effect on the date hereof or change any self-insurance program in effect in any material respect;

                  (f) do any act or omit to do any act, or permit any act or omission to act, which will cause a breach of any contract or commitment of the Company or any of its subsidiaries, except to the extent that such breach would not have a Material Adverse Effect.

         5.10  MEETING OF COMPANY SHAREHOLDERS.

                  The Company will take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders or solicit shareholder consents as promptly as practicable to consider and vote upon the approval of the Merger and the other transactions contemplated hereby (the "Company's Stockholders' Approval") and
(ii) the Board of Directors of the Company shall recommend and declare advisable such approval and shall not modify or revoke such recommendation and declaration and the Company shall take all lawful action to solicit, and use all reasonable efforts to obtain, such approval. Each of the Parent and the Sub agrees to cooperate in all reasonable respects with the Company in the Company's efforts to obtain the Company Stockholders' Approval.

         5.11 NO NEGOTIATIONS. From the date hereof until the Effective Time or the termination of this agreement, neither the Company nor any of its subsidiaries shall directly or indirectly, through any officer, director, agent, employee, representative or otherwise, make, solicit, initiate or knowingly encourage the submission of proposals or offers from any person or entity (including any of its officers or employees) relating to any recapitalization, merger, consolidation or other business combination involving the Company or any of its subsidiaries, any sale of all or a substantial portion of the assets of the Company or any of its subsidiaries, or the sale of any material equity interest in the Company or any of its subsidiaries (any of the foregoing, a "Competing Transaction"). During the term hereof, neither the Company nor any of its subsidiaries shall, directly or indirectly, participate in any negotiations regarding, furnish to any other person or entity any information with respect to, or otherwise cooperate, assist or participate in any effort or attempt by any third party to propose or effect any Competing Transaction. The Company shall immediately notify the Parent of any proposal relating to a possible Competing Transaction and shall, if legally permissible, immediately deliver to the Parent any information furnished to or by any such third party.

         5.12 FINANCIAL STATEMENTS. The Company covenants and agrees that it will deliver to the Parent, within 30 days after the end of each month from the date hereof until the Closing, unaudited consolidated statements of operations and cash flows for the business of the Company and each of its subsidiaries for the month then ended, along with a consolidated balance sheet of the business of the Company and each of its subsidiaries as of the end of such month. All financial statements furnished pursuant to this Section shall fairly present the financial position, results of operations, cash flows and shareholders' equity as of the dates and for the periods covered by such statements. To the best knowledge of the Company, such financial statements shall be true and complete in all material respects.

         5.13 NON-CONTRACT INVENTORY. As the inventory set forth on Schedule
5.13 (the "Non-Contract Inventory") is sold, the Company shall pay to the shareholders set forth on a schedule to be delivered prior to the Closing, at the addresses and in the percentages specified on such schedule (the "Shareholders") an amount equal to 50% of the Company's gross profit resulting from such sales, calculated in a manner consistent with that used to prepare the Financial Statements. Such payments shall be made within 45 days following the end of each fiscal quarter in which such sales is recognized and any accounts receivable attributed to such gross profit are collected, and shall be accompanied by a schedule setting forth in reasonable detail the calculation of such gross profit (the "Gross Profit Schedule"). A copy of the Gross Profit Schedule shall concurrently be delivered to the Shareholders' Representative. If within 30 days following delivery of the Gross Profit Schedule, the Shareholders' Representative has not given the Parent notice of its objection to the Gross Profit Schedule (such notice must contain a reasonably detailed statement of the basis of such objection), then the Gross Profit Schedule shall be considered accepted and binding on all parties. If the Shareholders' Representative gives such notice, the issues in dispute will be submitted to the Accountants for resolution in accordance with the procedures set forth in the third paragraph of Section 1.9.

         5.14. NO DISTRIBUTIONS. Between the date of this Agreement and the Closing, the Company shall make no distributions, whether by way of dividends or otherwise, to any holder of Shares, Options or warrants.

         5.15. ASSISTANCE IN FINANCING. Parent and Sub acknowledge that Sub currently intends that payment of the Merger

Consideration will be financed by an offering of securities and the arranging of senior bank debt financing. The Company will provide customary assistance in connection with Parent and Sub's efforts to raise such financing, including, without limitation, making senior management reasonably available for meetings with prospective lenders and investors and cooperating in the preparation of offering documents and necessary financial and business information to enable documents, including the financial statements of the Company, to comply with the rules and regulations of the Securities and Exchange Commission, it being recognized that (a) neither the Company or any of the stockholders of the Company will have any responsibility with respect to such compliance, (b) it is contemplated that the indemnification described at Section 5.8 will apply to such efforts, and (c) Parent and Sub will pay any travel expenses incurred by the Company's executive officers in connection therewith.

6.       CONDITIONS TO CONSUMMATION OF THE MERGER.

         6.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS TO CONSUMMATE
THE MERGER. The obligation of each party to effect the Merger is subject to the satisfaction or waiver, prior to the Closing, of the following conditions:

                  (a) all necessary waiting periods under the HSR Act applicable to the Merger shall have expired or been terminated;
and

                  (b) no statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against the Parent, the Sub or the Company and be in effect that prohibits or restricts the consummation of the Merger or makes such consummation illegal (each party agreeing to use all reasonable efforts to have such prohibition or restriction lifted or vacated).

         6.2 CONDITIONS TO THE PARENT'S AND SUB'S OBLIGATIONS TO EFFECT THE MERGER. The obligations of the Parent and Sub to effect the Merger shall be subject to the satisfaction or waiver, prior to the Closing, of the following conditions:

                  (a) since the date of this agreement, there shall not have been occurred any material adverse change in the business or financial condition of the Company and its subsidiaries, other than changes relating to the Company's industry or the economy in general and not specifically relating to the Company and its subsidiaries. Each of the Parent and Sub acknowledges that there may be disruptions to the Company's business as a result of the announcement of the Merger and changes attributable solely thereto shall not constitute a Material Adverse Change. Except as scheduled the Company knows of no disruptions or changes which will be attributed to the announcement of the Merger;

                  (b) the representations and warranties of the Company in this agreement shall be true and correct in all material respects as of the Closing as if made again on and as of the Closing, and all the covenants in this agreement to be complied with or performed by the Company or waived by Parent or Sub at or before the Closing shall have been complied with and performed; and

                  (c) the Parent shall have received an opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP addressed to the Parent and Sub and dated the Closing, reasonably satisfactory in form and substance to counsel for the Parent and Sub, covering the first and third sentences of section 3.1, clause
(a) of the fourth sentence of section 3.1 as to the Company only, the first sentence of section 3.2(a) and, to the best of the knowledge of such counsel based solely on a certificate of an officer of the Company as to the existence of the matters to be opined and the absence of any contrary knowledge on the part of attorneys performing work for the Company, clauses (b) and (c) of the fourth sentence of section 3.1, the second sentence of section 3.2(a) and the first sentence and last two sentences of section 3.2(b);

                  (d) the Company shall not have received notice from the holder or holders of more than 10% of the Shares that such holder or holders have exercised or intend to exercise its or their appraisal rights under the DGCL, and the Company shall have obtained approval of the Merger from the requisite holders of Shares in accordance with applicable law and the Certificate of Incorporation and Bylaws of the Company.

                  (e) the Company shall have furnished the Parent with a certificate dated the Closing signed on its behalf by its Chairman, President or any Vice President to the effect that the conditions set forth in paragraphs
(a), (b) and (d) above have been satisfied.

                  (f) the Company and each of the individuals listed on the
Schedule 6.2(f) shall have entered into employment and/or noncompetition agreements reasonably satisfactory in form and substance to the Parent.

                  (g) the Company shall have delivered to the Parent its balance sheet as at March 31, 1997, and the related statements of operations and shareholders' equity and cash flows for the nine month period then ended.

                  (h) the Parent shall be satisfied with the results of its legal and business due diligence review of the Company, Stir-Melter and [UK
Sub] and their respective properties and assets including, without limitation, a review of the Company's financial results for fiscal 1997 year to date.

                  (i) the Company shall have delivered to Parent a certificate of the Secretary of State of the State of Delaware, as of a recent date, certifying as to the good standing of the Company in the State of Delaware.

                  (j) the Company shall have paid all incentive compensation costs attributable to the period prior to the Closing;

                  (k) all third party debt of the Company and any accrued interest and any pre-payment penalties thereon, and any capitalized lease obligations of the Company shall have been paid;

                  (l) all required authorizations, consents or approvals of any third party, the failure to obtain which could have a Material Adverse Effect;

                  (m) the Parent shall have obtained debt and/or equity financing to acquire the Shares on terms and conditions reasonably satisfactory to it; and

                  (n) the Company shall have delivered to Parent an owners policy of title insurance on ALTA Form B-1970 (amended) from Chicago Title Insurance Company (the "Title Company") in an amount acceptable to Parent (with each of the Title Company's standard printed exceptions deleted) insuring indefeasible fee simple title to the Real Property owned by the Company to be good in the Company from and after the Effective Time, subject only to: (i) zoning ordinances and regulations which do not prohibit or restrict the present use of such Real Property; (ii) real estate taxes and assessments both general and special which are a lien but not yet due and payable at the Effective Time; and (iii) mortgages, liens, easements, covenants, conditions, reservations and restrictions of record, if any, as have been approved in writing by Parent prior to Closing. With regard to such title policy, the Company shall bear the cost of the title commitment and the cost of the issuance of a title guaranty in the amount of $2,500,000, and Parent shall bear the difference between the cost of the title guaranty and the cost of the title policy.

                  (p) Holders of a majority of the outstanding Shares shall have voted for the adoption of this agreement.

         6.3 CONDITIONS TO THE COMPANY'S OBLIGATIONS TO EFFECT THE MERGER. The obligations of the Company to effect the Merger is subject to the satisfaction or waiver, prior to the Closing, of the following conditions:

                  (a) the representations and warranties of the Parent and Sub in this agreement shall be true and correct in all material respects as of the Closing as if made again on and as of the Closing, and all the covenants in this agreement to be complied with or performed by the Parent and Sub at or before the Closing shall have been complied with and performed;

                  (b) the Company shall have received an opinion of Baker & Hostetler LLP, counsel for the Parent and Sub, addressed to the Company and dated the Closing, reasonably satisfactory in form and substance to counsel for the Company, covering the first three sentences and clause (a) of the fourth sentence of section 4.1 and, to the best of the knowledge of such counsel, clauses (b) and (c) of the fourth sentence of Section 4.1; and

                  (c) the holders of a majority of the authorized and outstanding Shares shall have voted for the adoption of this agreement.

7.       TERMINATION; AMENDMENT; WAIVER

         7.1 TERMINATION. This agreement may be terminated and the Merger abandoned at any time, notwithstanding approval of the Merger by the stockholders of the Company or the Sub, but prior to the Effective Time:

                  (a) by mutual written action of the respective boards of directors of the Company and Parent;

                  (b) by the Parent or Company, if such terminating party is not in material breach of its obligations under this agreement, if the Merger has not been consummated on or after September 30, 1997;

                  (c) by the Parent or Company, if any court of competent jurisdiction shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger; PROVIDED, HOWEVER, that the party seeking to terminate this agreement shall have used its reasonable best efforts to remove or lift such order, decree or ruling;

                  (d) by the Parent, if events occur that render impossible compliance with one or more of the conditions set forth in section 6.1 or 6.2 that are not waived by the Parent or Sub, or by the Company, if events occur that render impossible one or more of the conditions set forth in sections 6.1 or 6.3 that are not waived by the Company; or

                  (e) by either the Parent or the Company if this agreement shall fail to receive the requisite vote for approval and adoption by the shareholders of the Company.

         7.2 EFFECT OF TERMINATION. If this agreement is terminated and the Merger abandoned pursuant to section 7.1, this agreement, except for section 5.2(b) and 5.6 and (to the extent applicable to the foregoing sections) section 8, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Nothing in this section 7.2 shall relieve any party of liability for breach of this agreement.

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



         7.3 AMENDMENT. To the extent permitted by applicable law, this agreement may be amended by action by or on behalf of the boards of directors of the Company, the Parent and the Sub, at any time before or after adoption of this Agreement by the stockholders of the Company, but no amendment shall be made that decreases the amount or form of the Merger Consideration or adversely affects the rights of the Company's stockholders under this Agreement, without the approval of the stockholders of the Company. This Agreement may not be amended, except by an instrument in writing signed on behalf of all the parties.

         7.4 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by or on behalf of the boards of directors of the Company, the Parent and the Sub may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties in this agreement, (b) waive any inaccuracies in the representations and warranties by any other party or in any document, certificate or writing delivered pursuant to this agreement by any other party or (c) waive compliance with any of the agreements or conditions in this agreement. Any agreement by any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of that party.

8.       SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION.

         8.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in this agreement or in any certificate, document or instrument delivered pursuant to this agreement shall survive the Closing provided that, except as set forth below with respect to claims relating to tax matters, there shall be no liability with respect to any representation or warranty nor any rights to indemnification hereunder, except to the extent that the Shareholders' Representative is given notice of a claim with respect thereto within 18 months of the Effective Time specifying the factual basis for the claim in reasonable detail, and provided further that the Shareholders' aggregate liability with respect thereto shall be satisfied solely from to the Indemnification Escrowed Funds and no shareholder shall have any personal liability therefor. Any investigation by or on behalf of any party hereto shall not constitute a waiver as to enforcement of any representation or warranty. Any such claims relating to tax liabilities for a period (including any extensions provided of such statutory period) prior to Closing, whether or not arising prior to Closing, must be brought prior to the expiration of the statutory period of limitations for such period, and Losses (as defined below) for such claim shall include but not be limited to any tax paid, interest, legal costs, penalties and the tax equivalent of any net operating losses utilized. Upon the expiration of the final period during which claims may be brought, the parties shall direct the Escrow Agent to pay to the Shareholders (as defined in the Indemnification Escrow Agreement) the amounts remaining in the Indemnification Escrow Fund.

         8.2 INDEMNIFICATION FROM INDEMNIFICATION ESCROWED FUNDS. Notwithstanding the Closing and subject to the limitations set forth herein, the Parent and the Surviving Corporation shall be entitled to be indemnified and held harmless from the amount of the Indemnification Escrowed Funds from and against, and pay or reimburse each such person for, any and all claims, liabilities, obligations, losses, fines, costs, proceedings or damages (whether absolute, accrued, conditional or otherwise, and whether or not resulting from third party claims), including out-of-pocket expenses and reasonable attorneys' and accountants' fees incurred in the investigation or defense of any of the same or in asserting any of their respective rights hereunder (collectively, "Losses") resulting from or arising out of:

         (a) any breach or inaccuracy of any representation or warranty (or the schedules relating thereto) or nonperformance of any covenant of the Company; and

         (b) any claim, liability or obligation arising with respect to or relating to any holder of Shares' exercise of his, her or its appraisal rights under Section 262 of the DGCL; provided, however, that the amount of indemnification hereunder shall be limited to the difference between the price per share for each outstanding Share held by such shareholder that such shareholder would have received under this Agreement and the amount such shareholder is entitled to as a result of such shareholder's exercise of his, her or their appraisal rights under Section 262 of the DGCL.

         8.3 LIMITATION ON INDEMNITY OBLIGATION. Notwithstanding anything in this agreement to the contrary, indemnification sought under Article 8 shall be satisfied solely from the Indemnification Escrowed Funds. The Parent and the Surviving Corporation shall not be entitled to indemnification hereunder with respect to an Indemnifiable Claim (as defined below) (or, if more than one Indemnifiable Claim is asserted, with respect to all Indemnifiable Claims) until the aggregate amount of Losses with respect to such Indemnifiable Claim or Claims exceeds $10,000, in which event the indemnity provided for in this
Article 8 shall be with respect to the entire amount of Losses without regard to the limitations set forth above, and further provided, that prior to termination of the Indemnification Escrow, the Parent and the Surviving Corporation shall be entitled to indemnification with respect to all Indemnifiable Claims, regardless of the aggregate amount of such Claims.

         8.4.  PROCEDURE FOR INDEMNIFICATION WITH RESPECT TO THIRD-PARTY CLAIMS.

                  (a) If the Parent determines to seek indemnification under this Article with respect to Losses resulting from the assertion of liability by third parties (an "Indemnifiable Claim"), it shall give notice to the Shareholders' Representative as provided in Section 9.3, within 20 days of the Parent becoming aware of any such Indemnifiable Claim or of facts upon which any such Indemnifiable Claim will be based; the notice shall set forth such information with respect thereto as is then reasonably available to the Parent. If the Parent so notifies the Shareholders' Representative thereof, the Shareholders' Representative will be entitled, if the Shareholders' Representative so elects by written notice delivered to the Parent within 20 days after receiving the Parent's notice, to assume the defense thereof with counsel reasonably satisfactory to the Parent. Notwithstanding the foregoing (i) the Parent shall also have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Parent; and (ii) the rights of the Parent to be indemnified hereunder in respect of Losses resulting from the assertion of liability by third parties shall not be adversely affected by its failure to give notice pursuant to the foregoing unless, and, if so, only to the extent that, the Holders are materially prejudiced thereby. With respect to any assertion of liability by a third party that results in Losses, the parties hereto shall make available to each other all relevant information in their possession material to any such assertion.

                  (b) In the event that the Shareholders' Representative, within 20 days after receipt of the aforesaid notice of Losses, fail to assume the defense of the Parent against such Losses, the Parent shall have the right to undertake the defense, compromise or settlement of such action on behalf of and for the account and risk of the Indemnification Escrowed Funds.

                  (c) Notwithstanding anything in this Section to the contrary,
(i) if there is a reasonable probability that Losses may materially and adversely affect the Parent or the Surviving Corporation, other than as a result of money damages or other money payments, the Parent shall have the right, at its own cost and expense, to defend, compromise or settle such Losses, provided that the Shareholders' Representative shall not be bound by any such defense, compromise or settlement made without the consent of the Shareholders' Representative; and (ii) the Shareholders' Representative shall not, without the Parent's written consent (which consent shall not be unreasonably withheld), settle or compromise any Loss or consent to entry of any judgment in respect thereof unless such settlement, compromise or consent includes as an unconditional term thereof providing for the giving by the claimant or the plaintiff to the Parent or the Company, as the case may be, and all affiliates of the Parent and the Company a release from all liability in respect of such Loss.

         8.5. PROCEDURE FOR INDEMNIFICATION WITH RESPECT TO NON-THIRD-PARTY CLAIMS. In the event that the Parent asserts the existence of a Loss (but excluding claims resulting from the assertion of liability by third parties), it shall give written notice to the Shareholders' Representative specifying the nature and amount of the claim asserted. If the Shareholders' Representative, within 30 days after receiving the notice from the Parent, shall not give written notice to the Parent announcing its intent to contest such assertion by the Parent, such assertion shall be deemed accepted, and the amount of the Losses shall be paid to Parent out of the Indemnification Escrowed Funds.

9.       MISCELLANEOUS

         9.1 SHAREHOLDERS' REPRESENTATIVE. (a) The Company hereby designates Kaye, Scholer, Fierman, Hays & Handler, LLP (the "Shareholders' Representative"), as the representative of the shareholders of the Company. The Shareholders' Representative shall have, among others, the following powers and duties: (i) to take such actions and to incur such costs and expenses as the Shareholders' Representative in its sole discretion deems necessary or advisable to safeguard the interests of the shareholders in the [Escrow Accounts], including, but not limited to, contesting any claim for Losses and commencing or defending litigation and settling any such claim or litigation; (ii) to employ accountants, attorneys and such other agents as the Shareholders' Representative may deem advisable and to pay reasonable compensation for such services; (iii) to maintain a register of the shareholders; and (iv) to take all actions which the Shareholders' Representative deems necessary or advisable in order to carry out the foregoing and the consummation and completion of the transactions contemplated hereby.

                  (b) The Shareholders' Representative may resign at any time at its sole and absolute discretion. The shareholders may, at any time, by a majority vote (one vote for each Share held by a shareholder at the Effective Time and assuming all Options outstanding at the Effective Time shall have been exercised), remove, replace or appoint as necessary, the Shareholders' Representative.

                  (c) The Shareholders' Representative shall be compensated for its services on the basis of its customary fees and shall be reimbursed for out-of-pocket expenses from the Shareholders' Representative's Escrow Fund). The Shareholders' Representative shall direct the Paying Agent to pay expenses incurred by it in performing its duties under this Section 9.1 out of the Shareholders' Representative's Escrow Fund. Upon a determination by the Shareholders' Representative that it will not incur any additional expenses, the Shareholders' Representative shall direct the Paying Agent to pay any remaining balance of the Shareholders' Representative's Fund proportionally to the shareholders (other than to the holders of Dissenting Shares).

                  (d) The Shareholders' Representative shall not be liable to any shareholder or by reason of any error of judgment or for any act done or step taken or omitted by the Shareholders' Representative or for any mistake of fact or law or anything which the Shareholders' Representative may do or refrain from doing in connection herewith, unless caused by or arising out of willful misconduct. The Shareholders' Representative shall have full and complete authorization and protection for any action taken or suffered by the Shareholders' Representative hereunder in good faith and in accordance with the advice of attorneys, accountants, experts or other agents engaged by the Shareholders' Representative. The shareholders agree to indemnify and hold the Shareholders' Representative harmless against any and all liabilities, obligations, losses or expenses arising from the Shareholders' Representative's actions in its capacity as a representative of the shareholders. The Shareholders' Representative may, in its sole discretion, request instructions from the shareholders at any time the Shareholders' Representative determines such instructions are necessary or advisable prior to the execution of any act or decision and shall have full and complete protection for any action taken in good faith in reliance upon the instructions received by a majority of shareholders responding to such request. It is a condition to the agreement by the Shareholders' Representative to act in such capacity that a majority of the shareholders confirm, in the letter of transmittal or other similar document, their agreement to the provisions of this Section 9.1.

         9.2 VALIDITY. The invalidity or unenforceability of any provision of this agreement shall not affect the validity or enforceability of any other provision of this agreement, which shall remain in full force and effect, unless the invalidity or unenforceability of such provision would (a) result in such a material change to this agreement as to be unreasonable, or (b) materially or adversely frustrate the obligations of the parties in this agreement as originally written.

         9.3 NOTICES. All notices, requests, claims, demands and other communications under this agreement shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile transmission with confirmation of receipt, or by nationally recognized overnight delivery service, or five business days after the date of mailing if sent registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                  if to the Parent or Sub:

                  Glasstech Holding Co.
                  127 Public Square, 6th Floor
                  Cleveland, Ohio 44114-1306
                  Telecopier: (216) 689-3204
                  Attention:  David P. Given
                  with a copy to:

                  Baker & Hostetler LLP
                  3200 National City Center
                  1900 E. 9th Street
                  Cleveland, Ohio 44114-3485
                  Telecopier:  (216) 696-0740
                  Attention:  R. Steven Kestner

                  if to the Company:

                  Glasstech, Inc.
                  Ampoint Industrial Park
                  995 Fourth Street
                  Perrysburg, Ohio 43551
                  Telecopier:  419-661-9366
                  Attention:   General Counsel

                  with copies to:

                  Balfour Investors, Inc.
                  620 Fifth Avenue
                  7th Floor
                  New York, New York 10020
                  Telecopier:  212-265-8049
                  Attention:  Mr. Harry Freund

                  Kaye, Scholer, Fierman, Hays & Handler, LLP
                  425 Park Avenue
                  New York, New York 10022
                  Telecopier:  212-836-7149
                  Attention:   Joel I. Greenberg

                  if to Shareholders' Representative:
                  Kaye, Scholer, Fierman, Hays & Handler, LLP
                  425 Park Avenue
                  New York, New York  10022
                  Telecopier 212-836-7149
                  Attention:  Joel I. Greenberg

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt of notice of the change).

         9.4 GOVERNING LAW. This agreement shall be governed by and construed in accordance with the law of the state of Delaware, without giving effect to principles of conflicts of laws applicable thereto.

         9.5 INTERPRETATION. Whenever a reference is made in this agreement to Sections, such reference shall be to a Section of this agreement unless otherwise indicated. The headings in this agreement are for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this agreement.

         9.6 PARTIES IN INTEREST. This agreement shall be binding upon and inure solely to the benefit of each party to this agreement, and nothing in this agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature under or by reason of this agreement (other than sections 5.7 and 5.8).

         9.7 COUNTERPARTS. This agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

         9.8 PRESS RELEASES; CONFIDENTIALITY. The Parent, the Sub and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law. Except in connection with the financing of the transactions contemplated hereby, no party shall discuss or otherwise disclose to an unrelated third party the terms and conditions of this agreement and the transactions contemplated hereby prior to the Effective Time.

         9.9 ENTIRE AGREEMENT. This agreement, together with the Confidentiality Agreement, constitutes the entire agreement among the parties with respect to its subject matter and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to that subject matter.

                                           GLASSTECH HOLDING CO.

                                           By:/s/ David P. Given
                                              ---------------------------------
                                              Name: David P. Given
                                              Title: Vice President

                                           GLASSTECH SUB CO.

                                           By:/s/ David P. Given
                                              ---------------------------------
                                              Name: David P. Given
                                              Title: Vice President

                                           GLASSTECH, INC.

                                           By:/s/ Mark D. Christman
                                              ---------------------------------
                                              President, Chief Operating
                                              Officer